UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)*

CHENIERE ENERGY PARTNERS, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

16411Q101

(CUSIP Number)

Michael J. Wortley

700 Milam Street

Suite 1900

Houston, Texas 77002

(713) 375-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cheniere Energy Partners LP Holdings, LLC 36-4767730
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 104,488,669 Common Units
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 104,488,669 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,488,669 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.0%[1]
14	TYPE OF REPORTING PERSON OO - limited liability company

[1]	The percentages relating to common units reported herein are based on 348,614,790 common units outstanding as of August 3, 2017, as reported in the Form 10-Q filed with the Securities and Exchange Commission by the issuer on August 8, 2017.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cheniere Energy, Inc. 95-4352386
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 104,488,669 Common Units
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 104,488,669 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,488,669 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.0%
14	TYPE OF REPORTING PERSON CO

Explanatory Note

This Amendment No. 10 to Schedule 13D amends and supplements the information set forth in Amendment No. 8 to Schedule 13D filed by Cheniere Energy Partners LP Holdings, LLC and Cheniere Energy, Inc. with the United States Securities and Exchange Commission on May 16, 2016 (“Amendment No. 8”), which amended and restated in its entirety the Schedule 13D filed on February 14, 2008, as amended by Amendment No. 9 to Schedule 13D filed on August 12, 2016 (the “Schedule 13D”).

Except as set forth herein, this Amendment No. 10 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended and supplemented by adding the following:

On August 2, 2017, which is the first business day following the record date for the Issuer’s distribution with respect to the quarter ended June 30, 2017, the 45,333,334 Class B Units owned by CQP Holdings converted into 92,525,181 Common Units.

Item 5.	Interests in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

Section (a) of Item 5 is amended and restated as follows:

(a) CQP Holdings is the record and beneficial owner of (i) 104,488,669 Common Units, which in the aggregate represents approximately 30.0% of the outstanding Common Units, and (ii) 135,383,831 Subordinated Units which are convertible into an equal number of Common Units upon the satisfaction of certain conditions.

Cheniere Energy does not directly own any units of the Issuer. By virtue of its ownership of approximately 82.7% of the outstanding common shares of CQP Holdings as well as its right to appoint the board of directors of CQP Holdings, Cheniere Energy may be deemed to possess indirect beneficial ownership of the Common Units and Subordinated Units beneficially owned by CQP Holdings.

The first two paragraphs of section (b) of Item 5 are hereby amended and restated as follows

(b) CQP Holdings has the shared power to vote or direct the vote of the 104,488,669 Common Units beneficially owned by it. CQP Holdings’ shared voting power over the Common Units beneficially owned by it represent approximately 30.0% of the voting power of the currently outstanding Common Units. CQP Holdings also has the shared power to vote or direct the voting of 135,383,831 Subordinated Units which are convertible into an equal number of Common Units upon the satisfaction of certain conditions. CQP Holdings’ voting power is shared with Cheniere Energy, which owns approximately 82.7% of the outstanding common shares of CQP Holdings and has the right to appoint the board of directors of CQP Holdings.

CQP Holdings also has the shared power to dispose of or cause the disposition of the Common Units and Subordinated Units beneficially owned by it. CQP Holdings’ dispositive power is shared with Cheniere Energy, which owns approximately 82.7% of the outstanding common shares of CQP Holdings, has the right to appoint the board of directors of CQP Holdings and – pursuant to its limited liability company agreement – has the right to consent to any disposition of Issuer securities by CQP Holdings.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

August 8, 2017

CHENIERE ENERGY PARTNERS LP HOLDINGS, LLC

By:	/s/ Michael J. Wortley
Michael J. Wortley
Title: Chief Financial Officer

CHENIERE ENERGY, INC.

By:	/s/ Michael J. Wortley
Michael J. Wortley
Title: Executive Vice President and Chief
Financial Officer